

Mail Stop 3720

November 13, 2008

**Via U.S. Mail and Fax (315-476-5721)**
Mr. John Passalaqua
Chief Financial Officer
Pegasus Tel, Inc.
118 Chatham Road
Syracuse, NY 13203

> **RE: Pegasus Tel, Inc.**
> **Form 10-KSB for the fiscal year ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 0-52628**

Dear Mr. Passalaqua:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We have asked you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2007

General

1.   Please respond immediately to our outstanding comments included in our previous comment letter dated December 17, 2007.

2.      Please immediately file your delinquent Form 10-Q for June 30, 2008 and file your Form 10-Q for September 30, 2008 on a timely basis.

Management's Discussion and Analysis or Plan of Operations

Critical Accounting Policies & Estimates

Use of Estimates, page 18

3.      Tell us why you are concerned with the U.S. dollar exchange rates with the Russian ruble.

Revenue recognition, page 18

4.      Tell us why this disclosure regarding Dial Around revenue is not the same as your revenue recognition policy in your footnotes.

Statements of Cash Flows, page F-6

5.      Please explain why your "Cash at End of the Period" for December 31, 2006 does not agree with your Balance Sheet on page F-3.  Similarly address the difference for March 31, 2007 in your Form 10-Q for the quarterly period ended March 31, 2008.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please file your response letter on EDGAR and provide any requested supplemental information in your response letter.  Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;
·   staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Kyle Moffatt, Accountant Branch Chief at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,


Larry Spirgel
Assistant Director